UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2022 AND 2021

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois
June 23, 2023

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021
(Dollars in thousands)

	2022	2021
Assets
Investments, at fair value	$13,132,520	$15,408,940
Notes receivable from participants	89,059	86,885
Accrued interest and dividend income	2,784	829
Due from brokers	108,923	189,159

Total assets	13,333,286	15,685,813

Liabilities
Cash overdraft	304	-
Investments sold short, at fair value	105,823	96,364
Accrued investment expenses	200	201
Due to brokers	189,038	202,357

Total liabilities	295,365	298,922

NET ASSETS AVAILABLE FOR BENEFITS	$13,037,921	$15,386,891

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2022
(Dollars in thousands)

Additions
Contributions
Employer	$189,912
Participant	368,307
Rollovers	39,151

Total contributions	597,370

Investment (loss) income
Net depreciation in fair value of investments	(2,193,210)
Interest and dividends	136,530

Net investment loss	(2,056,680)

Interest income on notes receivable from participants	3,265

Net additions	(1,456,045)

Deductions
Benefits paid to participants	892,655
Other expenses	270

Total deductions	892,925

NET DECREASE	(2,348,970)

Net assets available for benefits
Beginning of year	15,386,891

End of year	$13,037,921

The accompanying notes are an integral part of this statement.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2022 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. ("AbbVie"). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting – Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65. Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in employer contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2022, forfeitures reduced Abbott’s employer contributions by approximately $5 million. Approximately $938,000 and $2.1 million in forfeitures were available at the end of 2022 and 2021, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 72 or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN - Continued

Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Collective trust funds and Private 40-Act mutual fund - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption. The Private 40-Act mutual fund agrees to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual fund reserves the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt, government debt and other - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2022 and 2021, the Plan held futures contracts with a notional amount of approximately $1.6 million. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2022 and 2021. Changes in fair value are accounted for as investment (loss) income within net depreciation in fair value of investments and totaled approximately $(375,000) for the year ended December 31, 2022.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2022 and 2021 (dollars in thousands):

	Basis of Fair Value Measurement
2022	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$5,310,018	$-	$-	$-	$5,310,018
Mutual funds	107,725	-	-	-	107,725
REITs	24,887	-	-	-	24,887
Collective trust funds	-	-	-	6,706,991	6,706,991
Corporate debt	-	239,076	-	-	239,076
Government debt	-	260,737	-	-	260,737
Private 40-Act mutual fund	-	-	-	477,645	477,645
Certificate of deposit	-	2,501	-	-	2,501
Other	-	2,940	-	-	2,940
Total investments at fair value	$5,442,630	$505,254	$-	$7,184,636	$13,132,520

	Basis of Fair Value Measurement
2022	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$105,823	$-	$-	$105,823
Total investments sold short at fair value	$-	$105,823	$-	$-	$105,823

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2021	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$5,944,626	$-	$-	$-	$5,944,626
Mutual funds	125,728	-	-	-	125,728
REITs	29,984	-	-	-	29,984
Collective trust funds	-	-	-	8,416,720	8,416,720
Corporate debt	-	217,791	-	-	217,791
Government debt	-	195,521	-	-	195,521
Private 40-Act mutual fund	-	-	-	373,018	373,018
Other	-	105,552	-	-	105,552
Total investments at fair value	$6,100,338	$518,864	$-	$8,789,738	$15,408,940

	Basis of Fair Value Measurement
2021	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$96,364	$-	$-	$96,364
Total investments sold short at fair value	$-	$96,364	$-	$-	$96,364

The Private 40-Act mutual fund is not a direct filing entity. The fund invests in fixed income instruments of varying maturities. The investment objective of the fund is to seek maximum current income while being consistent with preservation of capital and liquidity.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund. Abbott pays other recordkeeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2022 and 2021 is presented below:

	2022	2021
Abbott common shares, 26,635,240 and 26,840,006 shares, respectively (dollars in thousands)	$2,924,283	$3,777,462
Market value per share	$109.79	$140.74

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2022, the Plan received $50.4 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated April 13, 2022, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2022 through the date these financial statements were issued. Management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$2,924,283

Common stock
10X GENOMICS INC CL A		14
5TH 3RD BANCORP COM		883
ABBVIE INC.		2,170,722
ACADIA HEALTHCARE CO INC COM		289
ACUITY BRANDS INC COM		210
ADT INC DEL COM		75
ADVANCE AUTO PTS INC COM		322
AECOM		415
AES CORP COM		621
AFFILIATED MANAGERS GROUP INC COM STK		234
AFFIRM HLDGS INC CL A		83
AFLAC INC COM		1,753
AGCO CORP COM		295
AGILENT TECHNOLOGIES INC COM		178
AGILON HEALTH INC COM		8
AIR LEASE CORP CL A		158
AKAMAI TECHNOLOGIES INC COM STK		516
ALASKA AIR GROUP INC COM		210
ALBEMARLE CORP COM		486
ALBERTSONS COS INC CL A		138
ALIGN TECHNOLOGY INC COM		163
ALLEGION PLC COMMON STOCK		76
ALLIANT ENERGY CORP COM		547
ALLISON TRANSMISSION HOLDING		32
ALLSTATE CORP COM		1,416
ALLY FINL INC COM		289
ALTICE USA INC CL A		38
AMC ENTMT HLDGS INC CL A COM		83
AMCOR PLC ORD		706
AMDOCS ORD		434
AMEDISYS INC COM		106
AMER FINL GROUP INC OH COM STK		365
AMEREN CORP COM		904
AMERICAN AIRLINES INC COM		325
AMERICAN WTR WKS CO INC NEW COM		1,095
AMERIPRISE FINL INC COM		474
AMETEK INC NEW COM		1,272
AMPHENOL CORP NEW CL A		434
ANSYS INC COM		392
ANTERO MIDSTREAM CORPORATION		144
ANTERO RES CORP COM		121
APA CORP COM		591
APARTMENT INCOME REIT CORP COM		187
APOLLO GLOBAL MANAGEMENT INC COM		290
APTARGROUP INC COM		285
APTIV PLC COM USD		745
ARAMARK COM		379
ARCH CAPITAL GROUP COM STK		593
ARDAGH METAL PACKAGING SA		19
ARMSTRONG WORLD INDS INC NEW COM STK		52
ARROW ELECTR INC COM		241

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
ASHLAND INC COM		215
ASSURANT INC COM		247
ASSURED GUARANTY LTD COMMON STK		142
ATMOS ENERGY CORP COM		611
AUTONATION INC COM		143
AUTOZONE INC COM		170
AVANGRID INC COM		121
AVANTOR INC COM		36
AVERY DENNISON CORP COM		224
AVIS BUDGET GROUP INC COM STK		166
AVNET INC COM		150
AXALTA COATING SYSTEMS LTD COM		168
AXIS CAPITAL HOLDINGS LTD COM		167
AXON ENTERPRISE INC COM		100
AZEK CO INC CL A		89
AZENTA INC COM		170
BAKER HUGHES CO		1,099
BALL CORP COM		375
BANK NEW YORK MELLON CORP COM STK		1,321
BANK OZK COM		177
BATH & BODY WORKS INC COM		381
BERKLEY W R CORP COM		590
BERRY GLOBAL GROUP INC		155
BEST BUY INC COM STK		438
BILL HOLDINGS INC COM		425
BIO RAD LABORATORIES INC CL A		355
BIOGEN INC COMMON STOCK		1,568
BIOMARIN PHARMACEUTICAL INC		754
BJS WHSL CLUB HLDGS INC COM		129
BK HAW CORP COM		122
BLACK KNIGHT INC COM USD0.0001 WI		342
BLOCK H & R INC COM		39
BOK FINL CORP COM NEW		120
BORG WARNER INC COM		371
BOSTON BEER INC CL A		6
BOYD GAMING CORP COM		165
BRIGHT HORIZONS FA COM		103
BRIGHTHOUSE FINL INC COM		139
BROADRIDGE FINL SOLUTIONS INC COM STK		57
BROOKFIELD RENEWABLE CORP CLASS A SUBORDINATE VOTING SHARES WI		139
BROWN & BROWN INC COM		492
BROWN FORMAN CORP CL A		49
BROWN-FORMAN INC CL B NON-VTG COM		196
BRUNSWICK CORP COM		170
BUILDERS FIRSTSOURCE INC COM STK		373
BUNGE LTD		545
BURLINGTON STORES INC COM		33
BWX TECHNOLOGIES INC COM		128
C H ROBINSON WORLDWIDE INC COM NEW		307
CABLE ONE INC COM		63
CACI INTL INC CL A		275
CAESARS ENTMT INC NEW COM		106
CAMPBELL SOUP CO COM		435
CAPRI HOLDINGS LTD		284

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
CARDINAL HLTH INC		796
CARLISLE COMPANIES INC COM		75
CARLYLE GROUP INC COM		245
CARMAX INC COM		336
CARNIVAL CORP COM PAIRED		311
CARRIER GLOBAL CORPORATION COM		1,362
CARTER INC		110
CASEYS GEN STORES INC COM		328
CATALENT INC COM		217
CBOE GLOBAL MARKETS INC		525
CBRE GROUP INC CL A		491
CCC INTELLIGENT SOLUTIONS HLDGS INC COM		36
CELANESE CORP DEL COM STK		437
CENTERPOINT ENERGY INC COM		747
CERIDIAN HCM HLDG INC COM		281
CERTARA INC COM		26
CHARLES RIV LABORATORIES INTL INC COM		29
CHEMED CORP NEW COM		189
CHEMOURS CO COM		72
CHENIERE ENERGY INC COM NEW		626
CHESAPEAKE ENERGY CORP COM		452
CHURCH & DWIGHT INC COM		423
CIENA CORP COM NEW		297
CIN FNCL CORP COM		620
CINTAS CORP COM		103
CIRRUS LOGIC INC COM		161
CITIZENS FINL GROUP INC COM		760
CLARIVATE PLC		156
CLEAN HBRS INC COM		229
CLEVELAND CLIFFS		325
CLOROX CO COMMON STOCK		117
CMS ENERGY CORP COM		724
CNA FNCL CORP COM		46
COGNEX CORP COM		22
COHERENT CORP COM		139
COINBASE GLOBAL INC COM CL A		223
COLUMBIA BANKING		153
COLUMBIA SPORTSWEAR CO COM		125
COM ALCOA CORPORATION COM		318
COMERICA INC COM		345
COMM BANCSHARES INC COM		306
CONAGRA BRANDS INC COM USD5		720
CONCENTRIX CORP		224
CONS EDISON INC COM		1,336
CONSTELLATION ENERGY CORPORATION COM NPV WI		1,112
COOPER COS INC COM NEW COM NEW		634
COPA HOLDINGS SA COM STK		94
CORE & MAIN INC COM CL A COM CL A		36
COREBRIDGE FINL INC COM		64
CORNING INC COM		897
CORTEVA INC COM		1,661
COSTAR GROUP INC COM		1,055
COTERRA ENERGY INC COM		638
COTY INC COM CL A COM CL A		119

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
COUPA SOFTWARE		104
CRANE HLDGS CO COM		187
CREDIT ACCEP CORP MICH COM		114
CROWN HLDGS INC COM		44
CULLEN / FROST BANKERS INC COM		308
CUMMINS INC		1,349
CURTISS WRIGHT CORP COM		253
D R HORTON INC COM		529
DARDEN RESTAURANTS INC COM		181
DARLING INGREDIENTS INC COMSTK		368
DECKERS OUTDOOR CORP COM		48
DEFINITIVE HEALTHCARE CORP CL A COM		7
DELL TECHNOLOGIES INC COM		340
DENTSPLY SIRONA INC COM		270
DEVON ENERGY CORP NEW COM		808
DIAMONDBACK ENERGY INC COM		407
DICKS SPORTING GOODS INC OC-COM		253
DISCOVER FINL SVCS COM STK		1,055
DISH NETWORK CORP CL A COM STK		139
DOLBY LABORATORIES INC CL A COM STK		170
DOLLAR TREE INC COM STK		819
DOMINOS PIZZA INC COM		130
DONALDSON INC COM		239
DOORDASH INC CL A COM		55
DOUBLEVERIFY HLDGS INC COM		8
DOVER CORP COM		749
DOXIMITY INC COM		79
DRIVEN BRANDS HLDGS INC COM		63
DROPBOX INC CL A CL A		16
DT MIDSTREAM INC COM		212
DTE ENERGY CO COM		896
DUN & BRADSTREET HLDGS INC COM		122
DUPONT DE NEMOURS INC COMMON STOCK		1,360
DXC TECHNOLOGY CO COM		241
EAGLE MATLS INC COM		33
EAST WEST BANCORP INC COM		368
EASTMAN CHEM CO COM		385
EBAY INC COM		774
EDISON INTL COM		945
ELANCO ANIMAL HEALTH INC COM		215
ELECTR ARTS COM		1,254
ELEMENT SOLUTION INC COM		162
ENCOMPASS HEALTH CORP COM		232
ENHABIT INC COM		25
ENOVIS CORPORATION		107
ENTERGY CORP NEW COM		902
ENVISTA HLDGS CORP COM		217
EQT CORP COM		493
EQUIFAX INC COM		467
EQUITABLE HLDGS INC COM		418
ERIE INDTY CO CL A		64
ESAB CORPORATION COM		94
ESSENTIAL UTILS INC COM		436
EURONET WORLDWIDE INC COM		43

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
EVERCORE INC		158
EVEREST RE GROUP COM		352
EVERGY INC COM NPV		553
EVERSOURCE ENERGY COM		1,141
EXACT SCIENCES CORP COM		280
EXELIXIS INC COM STK		27
EXPEDITORS INTL WASH INC COM		450
F N B CORP PA COM		180
F&G ANNUITIES & LIFE INC COM		14
F5 INC COM STK NPV		338
FIDELITY NATL FINL INC		386
FIRST AMERN FINL CORP COM STK		209
FIRST CTZNS BANCSHARES INC N C CL A		248
FIRST HAWAIIAN INC COM		132
FIRST HORIZON CORPORATION COM		512
FIRST REP BK SAN FRANCISCO CALIF NEW COM		876
FIRST SOLAR INC COM		628
FIRSTENERGY CORP COM		900
FLOWERS FOODS INC COM		213
FLOWSERVE CORP COM		158
FMC CORP COM (NEW)		409
FORTIVE CORP COM MON STOCK		899
FORTUNE BRANDS INNOVATIONS INC		193
FOX CORP CL A CL A		357
FOX CORP CL B CL B		160
FRESHPET INC COM		42
FRKLN RES INC COM		298
FRONTIER COMMUNICATIONS PARENT INC COM NPV		247
FTI CONSULTING INC COM		123
GALLAGHER ARTHUR J & CO COM		1,373
GAMESTOP CORP NEW CL A		196
GAP INC COM		87
GARMIN LTD COMMON STOCK		562
GATES INDL CORP PL COM		49
GEN DIGITAL INC COM		304
GENPACT LIMITED COM STK		156
GENTEX CORP COM		253
GENUINE PARTS CO COM		875
GINKGO BIOWORKS HOLDINGS INC COM		47
GLOBAL PMTS INC COM		1,053
GLOBALFOUNDRIES INC		102
GLOBE LIFE INC COM		426
GLOBUS MED INC CL A		209
GODADDY INC CL A CL A		399
GRACO INC COM		140
GRAND CANYON ED INC COM STK		128
GRAPHIC PACKAGING HLDG CO COM STK		62
GROCERY OUTLET HLDG CORP COM		94
GUIDEWIRE SOFTWARE INC COM		202
GXO LOGISTICS INC COM		159
HALLIBURTON CO COM		764
HANESBRANDS INC COM STK		87
HANOVER INS GROUP INC COM		189
HARLEY DAVIDSON COM		221

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
HARTFORD FINL SVCS GROUP INC COM		952
HASBRO INC COM		317
HAWAIIAN ELEC INDS INC COM		180
HAYWARD HLDGS INC COM		25
HEICO CORP NEW CL A		24
HEICO CORP NEW COM		17
HENRY SCHEIN INC COMMON STOCK		427
HERSHEY COMPANY COM STK		178
HERTZ GLOBAL HLDGS INC		115
HESS CORP COM STK		342
HEWLETT PACKARD ENTERPRISE CO COM		811
HEXCEL CORP NEW COM		195
HF SINCLAIR CORPORATION COM		276
HILTON WORLDWIDE HLDGS INC COM NEW		368
HOLOGIC INC COM		727
HORIZON THERAPEUTICS PLC		69
HORMEL FOODS CORP COM		516
HOWARD HUGHES CORP COM STOCK		111
HOWMET AEROSPACE INC COM		521
HP INC COM		578
HUBBELL INC COM		497
HUNT J B TRANS SVCS INC COM		62
HUNTINGTON BANCSHARES INC COM		800
HUNTINGTON INGALLS INDS INC COM		280
HUNTSMAN CORP COM STK		198
HYATT HOTELS CORP COM CL A		169
IAC INC COM NEW		135
ICU MED INC COM		102
IDACORP INC COM		215
IDEX CORP COM		563
INCYTE CORP COM		78
INFORMATICA INC CL A CL A		20
INGERSOLL RAND INC COM		839
INGREDION INC COM		254
INTEGRA LIFESCIENCES HLDG CORP COM DESP		161
INTERACTIVE BROKERS GROUP INC CL COM		266
INTERPUBLIC GROUP COMPANIES INC COM		511
INTL FLAVORS & FRAGRANCES INC COM		1,056
INTL PAPER CO COM		486
INVESCO LTD COM STK		266
IONIS PHARMACEUTICALS INC COM		17
IPG PHOTONICS CORP COM		122
ITT INC COM		268
JABIL INC COM		65
JACOBS SOLUTIONS INC COM		606
JAMF HLDG CORP COM		8
JANUS HENDERSON GROUP PLC		127
JAZZ PHARMACEUTICALS PLC COM		387
JEFFERIES FINL GROUP INC COM		272
JETBLUE AWYS CORP COM		82
JONES LANG LASALLE INC COM STK		301
JUNIPER NETWORKS INC COM		404
KBR INC COM		100
KELLOGG CO COM		324

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
KEMPER CORP DEL COM		124
KEYCORP NEW COM		640
KEYSIGHT TECHNOLOGIES INC COM		89
KIRBY CORP COM		152
KKR & CO INC CL A CL A		1,049
KNIGHT-SWIFT TRANSN HLDGS INC CL A		323
KOHLS CORP COM		116
KROGER CO COM		1,155
KYNDRYL HLDGS INC COM		90
LAB CORP AMER HLDGS COM NEW		824
LAMAR ADVERTISING CO NEW CL A CL A		39
LANDSTAR SYS INC COM		25
LAS VEGAS SANDS CORP COM STK		394
LEAR CORP COM NEW COM NEW		288
LEGGETT & PLATT INC COM		170
LEIDOS HLDGS INC COM		566
LENNAR CORP CL A CL A		897
LENNAR CORP CL B CL B		44
LENNOX INTL INC COM		302
LESLIES INC COM		8
LIBERTY BROADBAND CORP COM SER A COM SERA		28
LIBERTY BROADBAND CORP COM SER C COM SERC		192
LIBERTY MEDIA CORP DEL COM SER A SIRIUSXM GROUP COM SER A SIRIUSXM GROUP		84
LIBERTY MEDIA CORP DEL COM SER A FORMULAONE COM SER A MEDIA GROUP		39
LIBERTY MEDIA CORP DEL COM SER C SIRIUSXM GROUP COM SER C SIRIUSXM GROUP		173
LIBERTY MEDIA CORPORATION COM		421
LINCOLN NATL CORP COM		163
LITHIA MTRS INC COM CL A		219
LITTELFUSE INC COM		211
LIVE NATION ENTERTAINMENT INC		215
LKQ CORP COM LKQ CORP		528
LOEWS CORP COM		453
LOUISIANA-PACIFIC CORP COM		150
LUCID GROUP INC COM		9
LUMEN TECHNOLOGIES INC		212
LUMENTUM HLDGS INC COM		140
LYFT INC CL A CL A		28
LYONDELLBASELL IND N V COM		843
M & T BK CORP COM		986
MACYS INC COM STK		220
MADISON SQUARE GARDEN SPORTS CORP		69
MANHATTAN ASSOCS INC COM		114
MANPOWERGROUP INC		165
MARATHON OIL CORP COM		677
MARKEL CORP HOLDING CO COM		536
MARRIOTT VACATIONS WORLDWIDE CORP COM		199
MARTIN MARIETTA MATLS INC COM		757
MASCO CORP COM		394
MASIMO CORP COM STK		65
MASTEC INC COM		206
MASTERBRAND INC COM		25
MATCH GROUP INC NEW COM		29
MATTEL INC COM STOCK		129
MC CORMICK & CO INC COM NON-VTG		821

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
MDU RES GROUP INC COM		242
MERCURY SYSTEMS INC		87
MGIC INVT CORP WIS COM		152
MGM RESORTS INTERNATIONAL COM		425
MICROCHIP TECHNOLOGY INC COM		216
MIDDLEBY CORP COM		263
MIRATI THERAPEUTICS INC COM		80
MISTER CAR WASH INC COM		8
MKS INSTRS INC COM		192
MOHAWK INDS INC COM		213
MOLINA HEALTHCARE INC COM		167
MOLSON COORS BEVERAGE COMPANY COM		356
MORNINGSTAR INC COM STK		21
MOSAIC CO/THE		517
MOTOROLA SOLUTIONS INC		1,676
MSA SAFETY INC COM		129
MSC INDL DIRECT INC CL A COM		149
MSCI INC COMMON		353
NASDAQ INC		834
NATERA INC COM		11
NATIONAL INSTRS CORP COM		166
NATL FUEL GAS CO COM		202
NCINO INC NEW COM		58
NCR CORP COM		112
NEW YORK CMNTY BANCORP INC COM		228
NEW YORK TIMES CO CL A		208
NEWELL BRANDS INC COM		195
NEWMARKET CORP COM		72
NEWS CORP COM CL A		273
NEWS CORP COM CL B		86
NEXSTAR MEDIA GROUP INC COMMON STOCK		228
NISOURCE INC COM		440
NORDSON CORP COM		411
NORDSTROM INC COM		10
*NORTHERN TR CORP COM		719
NORWEGIAN CRUISE LINE HLDGS LTD COM		187
NOV INC COM		323
NRG ENERGY INC COM NEW		288
NUCOR CORP COM		1,335
NUTANIX INC CL A CL A		113
NVENT ELECTRIC PLC COM		251
NVR INC COM STK		148
O REILLY AUTOMOTIVE INC NEW COM		1,224
OAK STR HEALTH INC COM		99
OGE ENERGY CORP COM		312
OKTA INC CL A CL A		352
OLD REPUBLIC INTERNATIONAL CORP COM STK		267
OLIN CORP COM		264
OLLIES BARGAIN OUTLET HLDGS INC COM		109
OMNICOM GROUP INC COM		656
ON SEMICONDUCTOR CORP COM		402
ONEMAIN HLDGS INC COM		152
ONEOK INC COM STK		1,023
OPENDOOR TECHNOLOGIES INC COM		16

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
ORGANON & CO COM		281
OSHKOSH CORPORATION		229
OTIS WORLDWIDE CORP COM		1,133
OVINTIV INC COM		144
OWENS CORNING NEW COM STK		314
PACCAR INC COM		1,334
PACKAGING CORP AMER COM		461
PACWEST BANCORP DEL COM		106
PARAMOUNT GLOBAL COM		7
PARAMOUNT GLOBAL OM		385
PARKER-HANNIFIN CORP COM		1,138
PAYCOR HCM INC COM		53
PDC ENERGY INC COM		102
PELOTON INTERACTIVE INC		96
PENN ENTERTAINMENT INC		181
PENSKE AUTOMOTIVE GROUP INC COM STK		117
PENTAIR PLC COM		293
PERFORMANCE FOOD GROUP CO COM		242
PERKINELMER INC COM		699
PERRIGO COMPANY LIMITED COM		181
PETCO HEALTH & WELLNESS CO INC CL A COM		30
PG& E CORP COM		1,057
PHILLIPS 66 COM		1,944
PILGRIMS PRIDE CORP		21
PINNACLE FINL PARTNERS INC COM		217
PINNACLE W. CAP CORP COM		339
PINTEREST INC CL A CL A		440
PLANET FITNESS INC CL A CL A		68
PLAYTIKA HLDG CORP COM		3
PLUG PWR INC COM NEW		127
POLARIS INC		57
POPULAR INC COM NEW COM		187
POST HLDGS INC COM STK		195
PPG IND INC COM		549
PPL CORP COM		851
PREMIER INC CL A CL A		163
PRIMERICA INC COM		205
PRINCIPAL FINL GROUP INC COM STK		803
PROCORE TECHNOLOGIES INC COM		37
PROSPERITY BANCSHARES INC COM		252
PRUDENTIAL FINL INC COM		1,447
PUB SERVICE ENTERPRISE GROUP INC COM		1,205
PULTE GROUP INC		248
PVH CORP COM		181
QIAGEN NV		447
QORVO INC COM		362
QUANTA SVCS INC COM		364
QUANTUMSCAPE CORP		58
QUEST DIAGNOSTICS INC COM		702
QUIDELORTHO CORPORATION		165
RALPH LAUREN CORP CL A CL A		169
RANGE RES CORP COM		79
RAYMOND JAMES FNCL INC COM STK		756
REGAL REXNORD CORPORATION COM STK		314

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
REGIONS FINL CORP NEW COM		796
REINSURANCE GROUP AMER INC COM NEW STK		375
RELIANCE STL & ALUM CO COM		467
RENAISSANCE RE HLDGS LTD COM		142
REPLIGEN CORP COM STK		106
REPUBLIC SVCS INC COM		984
REYNOLDS CONSUMER PRODS INC COM		65
RH COM		126
RITCHIE BROS AUCTIONEERS		36
RIVIAN AUTOMOTIVE INC		378
ROBERT HALF INTL INC COM		37
ROBINHOOD MKTS INC COM CL A		181
ROCKET COS INC CL A CL A		14
ROCKWELL AUTOMATION		380
ROKU INC COM CL A COM CL A		140
ROLLINS INC COM		25
ROSS STORES INC COM		900
ROYAL CARIBBEAN GROUP COM STK		430
ROYAL GOLD INC COM STK		273
ROYALTY PHARMA PLC COM		581
RPM INTL INC		466
RXO LLC COM		64
RYDER SYS INC COM		161
S.W. AIRL CO COM		788
SCHNEIDER NATL INC WIS CL B		50
SCIENCE APPLICATIONS INTL CORP NEW COM		241
SCOTTS MIRACLE-GRO CLASS'A'COM NPV		51
SEABOARD CORP DEL COM		38
SEI INVTS CO COM		237
SENSATA TECHNOLOGIES B V HOLDING		241
SENTINELONE INC CL A COM		32
SERVICE CORP INTL COM		409
SIGNATURE BK NY N Y COM		268
SIGNIFY		86
SILGAN HLDGS INC COM		172
SIRIUS XM HLDGS INC COM		162
SITEONE LANDSCAPE SUPPLY INC COM		81
SIX FLAGS ENTMT CORP NEW COM		34
SKECHERS U S A INC CL A		188
SKYWORKS SOLUTIONS INC COM		579
SL GREEN RLTY CORP COM		85
SLM CORP COM		164
SMITH A O CORP COM		215
SMUCKER J M CO COM NEW		645
SNAP-ON INC COM		475
SOFI TECHNOLOGIES INC COM		147
SONOCO PROD CO COM		234
SOUTHWESTERN ENERGY CO COM		236
SPECTRUM BRANDS HLDGS INC		96
SPIRIT AEROSYSTEMS HLDGS INC CL A		6
SS&C TECHNOLOGIES HLDGS INC COM		454
SSR MNG INC COM NPV		128
STANLEY BLACK & DECKER INC COM		438
STATE STR CORP COM		1,125

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
STEEL DYNAMICS INC COM		643
STERICYCLE INC COM		181
STERIS PLC ORD		728
STIFEL FINL CORP COM		239
SUNRUN INC COM		197
SVB FINANCIAL GROUP COMMON STOCK		194
SYNCHRONY FINL COM		583
SYNEOS HEALTH INC COM		123
SYNOVUS FINL CORP COM NEW COM NEW		214
T ROWE PRICE GROUP INC		948
TAKE-TWO INTERACTIVE SOFTWARE INC		115
TANDEM DIABETES CARE INC COM NEW COM		7
TAPESTRY INC COM		315
TD SYNNEX CORPORATION COM		160
TELADOC HEALTH INC		136
TELEDYNE TECHNOLOGIES INC COM		731
TELEFLEX INC COM		463
TEMPUR SEALY INTL INC		228
TENET HEALTHCARE CORP COM		205
TERADATA CORP DEL COM STK		63
TERADYNE INC COM		50
TETRA TECH INC NEW COM		177
TEXTRON INC COM		583
TFS FINL CORP COM STK		29
THOR INDS INC COM STK		154
TIMKEN CO COM		171
TOLL BROS INC COM		101
TOPBUILD CORP COM		31
TRADEWEB MKTS INC CL A CL A		102
TRANE TECHNOLOGIES PLC COM		640
TRANSDIGM GROUP INC COM		783
TRANSUNION COM		115
TRAVEL + LEISURE CO COM		32
TRIMBLE INC COM TRIMBLE INC		492
TRIPADVISOR INC COM		66
TWILIO INC CL A CL A		209
TYLER TECHNOLOGIES INC COM STK		66
TYSON FOODS INC CL A COM (DELAWARE)		701
UBIQUITI INC COM		32
UGI CORP NEW COM		307
U-HAUL HOLDING COMPANY		176
U-HAUL HOLDING COMPANY		22
UIPATH INC CL A CL A		172
ULTRAGENYX PHARMACEUTICAL INC COM		27
UNDER ARMOR INC CL A		76
UNDER ARMOUR INC CL C COM		69
UNITED AIRLINES HOLDINGS INC		486
UNITED RENTALS INC COM		531
UNITED STS STL CORP NEW COM		230
UNITED THERAPEUTICS CORP DEL COM STK		489
UNITY SOFTWARE INC COM		91
UNIVAR SOLUTIONS INC		202
UNUM GROUP		322
UNVL HEALTH SERVICES INC CL B COM		345

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Common stock - continued
UPSTART HLDGS INC COM		30
US FOODS HLDG CORP COM		271
UWM HLDGS CORP COM		2
V F CORP COM		381
VAIL RESORTS INC COM		20
VALMONT INDS INC COM		236
VERISIGN INC COM		673
VERTIV HOLDINGS LLC		138
VIASAT INC COM		90
VIATRIS INC		533
VICTORIAS SECRET & CO COM		33
VIRTU FINL INC CL A		77
VISTRA CORP COM		152
VONTIER CORP COM		45
VOYA FINL INC COM		237
VULCAN MATERIALS CO COM		469
WABTEC CORP COM		714
WARNER BROS DISCOVERY INC		235
WATSCO INC COM		153
WAYFAIR INC CL A CL A		37
WEBSTER FNCL CORP WATERBURY CONN COM		324
WEC ENERGY GROUP INC COM		1,169
WESCO INTL INC COM		104
WESTERN ALLIANCE BANCORPORATION COM		96
WESTERN UNION CO		139
WESTLAKE CORPORATION COM		134
WESTN DIGITAL CORP COM		396
WESTROCK CO COM		352
WEWORK INC CL A CL A		12
WEX INC COM		77
WHIRLPOOL CORP COM		298
WHITE MOUNTAINS INSURANCE GROUP COM		140
WILLIAMS CO INC COM		1,583
WILLIAMS SONOMA INC COM		63
WILLIS TOWERS WATSON PLC COM		1,040
WILLSCOT MOBILE MINI HLDGS CORP		170
WINTRUST FINL CORP COM		201
WIX.COM LTD COM		37
WOLFSPEED INC COM		336
WOODWARD INC COM		225
WYNDHAM HOTELS & RESORTS INC COM		75
WYNN RESORTS LTD COM		297
XCEL ENERGY INC COM		1,510
XPO INC COM		125
XYLEM INC COM		673
YUM BRANDS INC COM		1,263
ZEBRA TECHNOLOGIES CORP CL A		308
ZILLOW GROUP INC COM		65
ZILLOW GROUP INC COM		189
ZIMMER BIOMET HLDGS INC COM		1,057
ZIONS BANCORPORATION N A		286
ZOOM VIDEO COMMUNICATIONS INC CL A		335
Total Common stock		5,310,018

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Mutual funds
PIMCO ALL ASSET FUND		107,725

REITs
1ST INDL RLTY TR INC COM		251
AGNC INVT CORP COM		234
ALEXANDRIA REAL ESTATE EQUITIES INC COM		932
AMERICAN HOMES 4 RENT COMMON STOCK		367
AMERICOLD RLTY TR INC COM		301
ANNALY CAPITAL MANAGEMENT INC COM		390
AVALONBAY CMNTYS REIT		891
BRIXMOR PPTY GROUP INC COM		267
BSTN PPTYS INC		419
CAMDEN PPTY TR SH BEN INT		420
COUSINS PPTYS INC		151
CUBESMART		356
DOUGLAS EMMETT INC COM REIT		104
EASTGROUP PPTYS INC REIT		241
EPR PPTYS COM SH BEN INT COM SH BEN INT		111
EQTY LIFESTYLE PPTYS INC REIT		176
EQTY RESDNTL EFF 5/15/02		863
ESSEX PPTY TR REIT		544
EXTRA SPACE STORAGE INC COM		679
FEDERAL RLTY INVT TR COM		320
GAMING & LEISURE PPTYS INC COM		503
HEALTHCARE REALTY TRUST INC COM		289
HEALTHPEAK OP LLC		534
HIGHWOODS PPTYS INC COM		115
HOST HOTELS & RESORTS INC REIT		449
HUDSON PACIFIC PROPERTIES INC COM		53
INVITATION HOMES INC COM		715
IRON MTN INC NEW COM		143
JBG SMITH PROPERTIES COM		80
KILROY RLTY CORP COM		178
KIMCO REALTY CORPORATION		505
LIFE STORAGE INC COM		327
MEDICAL PPTYS TR INC COM REIT		261
MID-AMER APT CMNTYS INC COM		712
NATIONAL RETAIL PPTYS INC COM STK		322
NATIONAL STORAGE AFFILIATES TR COM SHS BEN INT		121
OMEGA HEALTHCARE INVS INC REIT		260
PARK HOTELS & RESORTS INC COM		104
RAYONIER INC REIT		190
REALTY INCOME CORP COM		1,573
REGENCY CTRS CORP COM		423
REXFORD INDL RLTY INC COM		396
RITHM CAPITAL CORP		140
SBA COMMUNICATIONS CORP		911
SIMON PROPERTY GROUP INC COM		780
SPIRIT REALTY CAPITAL INC COM		220
STARWOOD PROPERTY TRUST INC COM REIT		212
STORE		322
SUN COMMUNITIES INC COM		687
UDR INC COM STK		495
VENTAS INC REIT		711

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
REITs - continued
VICI PPTYS INC COM		1,231
VORNADO RLTY TR COM		145
W P CAREY INC COM		637
WELLTOWER INC COM REIT		1,225
WEYERHAEUSER CO COM		901
Total REITs		24,887

Collective trust funds
BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND		86,674
CAPITAL GROUP EUROPACIFIC GROWTH TRUST		312,457
CAPITAL GROUP GROWTH FUND OF AMERICA TRUST		818,530
CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST		305,650
GW&K SMALL-MID CAP CORE EQUITY FUND		149,601
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		121,914
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		6,791
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		201,504
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		647,715
SSGA S&P 500 INDEX FUND CLASS K		1,432,743
SSGA U.S. BOND INDEX FUND CLASS K		129,873
SSGA TARGET RETIREMENT 2020		209,451
SSGA TARGET RETIREMENT 2025		380,324
SSGA TARGET RETIREMENT 2030		416,932
SSGA TARGET RETIREMENT 2035		384,694
SSGA TARGET RETIREMENT 2040		312,801
SSGA TARGET RETIREMENT 2045		267,412
SSGA TARGET RETIREMENT 2050		203,084
SSGA TARGET RETIREMENT 2055		121,911
SSGA TARGET RETIREMENT 2060		59,829
SSGA TARGET RETIREMENT 2065		11,881
SSGA TARGET RETIREMENT INCOME		125,220
Total Collective trust funds		6,706,991

Futures contracts
EQUITY FUTURES OFFSET - LONG		(1,607)
FUT MAR 23 EMINI S&P 500		386
FUT MAR 23 IMM EMINI MDCP		1,221
Total Futures contracts		-

Corporate debt
AERCAP IRELAND CAP DESIGNATED ACTIVITY C4.5% DUE 09-15-2023 REG		1,987
AERCAP IRELAND CAP/GLOBA 1.65% DUE 10-29-2024 BEO		2,953
AIR LEASE CORP MED 2.25% DUE 01-15-2023		2,198
AMERICAN ELEC PWR CO INC FLTG RT DUE 11-01-2023 REG		4,977
AMERICAN ELEC PWR INC DISC COML PAPER 4/2 YRS 3&4 01-04-2023		1,300
APIDOS CLO XXVII / APIDOS CLO XXVII SR SECD NT CL A-1R 144A 5.72243% 07-17-2030		3,757
AT&T INC FLTG RT 02-15-2023		1,200
AT&T INC DISC COML PAPER 4/2 YRS 3&4 01-03-2023		7,096
ATMOS ENERGY CORP SR NT FLTG 5.10343% 03-09-2023		4,197
BANK OF NOVIA SCOTIA 2YR FRN NEW ISSUE FLTG RT 03-11-2024		2,995
BARCLAYS PLC SR NT FLTG VAR RT DUE 05-16-2024/05-16-2023		700
BOEING CO 1.433% 02-04-2024		1,146
BOEING CO 1.875% DUE 06-15-2023		886
BOEING CO 4.508% DUE 05-01-2023		2,994
CAPITAL ONE FINL CORP 05-09-2025		1,976

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Corporate debt - continued
CARLYLE GLOBAL MARKET STRATEGI 14/08/2030 0% 08-14-2030		3,714
CENTERPOINT ENERGY RES CORP DEL SR NT FLTG RATE 5.27857% 03-02-2023		976
CHARTER COMMUNICATIONS OPER LLC FRNS 02-01-2024		1,005
CONSOLIDATED EDISON CO N Y INC DISC COMLPAPER 4/2 YRS 3&4 01-17-2023		1,895
CONSOLIDATED EDISON CO N Y INC DISC COMLPAPER 4/2 YRS 3&4 01-18-2023		1,995
CONSOLIDATED EDISON CO N Y INC DISC COMLPAPER 4/2 YRS 3&4 01-19-2023		1,995
CONSOLIDATED EDISON CO N Y INC DISC COMLPAPER 4/2 YRS 3&4 01-20-2023		1,994
CR SUISSE GROUP 3.8% DUE 06-09-2023		4,285
CROWN CASTLE INTL CORP 4/A2 DISC COML PAPER YRS 3&4 01-10-2023		649
CROWN CASTLE INTL CORP 4/A2 DISC COML PAPER YRS 3&4 CPN 01-04-2023		1,849
DELL EQUIP FIN TR 2021-2 ASSET BACKED NTCL A-3 144A .53% 12-22-2026		1,437
DOMINION ENERGY INC FLTG RT DUE 09-15-2023		1,896
DUKE ENERGY CORP DISC COML PAPER 4/2 YRS3&4 01-17-2023		5,189
ELECTRICITE DE FRANCE DISC COML PAPER 4/2 YRS 3&4 01-20-2023		7,877
ELLINGTON FINL MTG TR 2022-1 MTG PASS THRU CTF CL A-1 2.206% 01-25-2067		2,334
ENEL FIN AMER LLC DISC COML PAPER 4/A2 YRS 3&4 01-12-2023		4,393
FISERV INC DISC COML PAPER 4/2 YRS 3&4 01-23-2023		7,876
FORD CR AUTO OWNER FLTG RT 5.31804% DUE 08-15-2025		3,008
GEN MTRS FINL CO FIXED 4.15% 06-19-2023		995
GOLDMAN SACHS FLTG RT 5.418721% DUE 12-09-2026		3,272
GS MTG BACKED SECS FLTG RT 5% DUE 01-25-2052		2,443
HALEON US CAPITAL LLC 3.024% 03-24-2024		971
HUMANA INC DISC COML PAPER 4/2 YRS 3&4 01-05-2023		250
HYUNDAI AUTO RECEIVABLES TR 2022-C NT CLA-2-B FLTG RATE 5.33804% 11-17-2025		3,911
LCM XIII LTD PARTNERSHIP / LCM XIII 0% 07-19-2027		556
MARATHON STATIC VAR RT 4.70082% DUE 07-20-2030		3,473
MFA 2020-NQM2 TR 1.381% DUE 04-25-2065		575
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGDUE 07-26-2023 REG		2,033
MIZUHO FINL GROUP INC FLTG 05-22-2026		2,159
MMAF EQUIPMENT FINANCE LLC 2022-B AST BACKED CTF CL A-1 144A 4.924% 12-01-2023		1,613
NAVIENT PRIVATE ED LN TR 2020-I 5.68443%04-15-2069		1,731
NEUBERGER BERMAN CLO LTD 20/04/2031 1.29400002956% 04-21-2031		3,833
NEXTERA ENERGY CAP HLDGS INC SR NT FLTG RATE 5.702202% 03-21-2024		298
NOMURA HLDGS INC 2.648% 01-16-2025		1,039
OBX 2022-NQM1 TR MTG BACKED NT CL A-1 144A 2.30500006676% 11-25-2061		2,183
OBX 2022-NQM2 TR VAR RT 2.783% DUE 01-25-2062		728
ORACLE CORP NEW DISC COML PAPER 4/2 YRS 3&4 CPN 01-27-2023		2,839
OSCAR US FDG XIV LLC NT CL A-2 144A 1.6%03-10-2025		346
PAC GAS & ELEC CO 4.25% DUE 08-01-2023		895
PAC GAS & ELEC CO 1.7% DUE 11-15-2023		1,355
PAC GAS & ELEC CO FIXED 3.75% DUE 02-15-2024		196
PACIFIC GAS & ELEC CO 3.25% 06-15-2023		99
PACIFIC GAS & ELEC CO 3.4% 08-15-2024		288
PACIFIC GAS & ELECTRIC CO 3.85% 11-15-2023		99
PVPTL DAIMLER TRUCKS FLTG RT 12-14-2023		2,485
PVTPL AMMC CLO 16 LTD/AMMC CLO 16 CORP SR SECD NT CL A-R2 FLTG 04-14-2029		1,697
PVTPL APIDOS CLO 17-26A A1AR FLTG 07-18-2029 USD		1,975
PVTPL BAMLL COML MTG SECS SR 2019-AHT CL A FLTG 03-15-2034		680
PVTPL BDS 2019-FL4 LTD SER 19-FL4 CL A FLTG 08-15-2036		48
PVTPL CBAM 2018-8 LTD LLC NT CL A-1 FLTG 3C7 10-20-2029 BEO		3,100
PVTPL CMO AREIT 2021-CRE5 LTD/AREIT AREIT 2021-C SR NT CL A VAR RT 07-17-2026		2,046
PVTPL CMO COLT 2021-4 MTG LN TR MTG PASSTHRU CTF CL A-1 10-25-2066		2,079
PVTPL CMO NATIXIS COML MTG SECS SER 2018-TECH CL A FLTG 144A 11-15-2034		2,156
PVTPL CMO WELLS FARGO COML MTG TR SER 2017-HSDB CL A VAR RT 12-13-2023		1,479

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Corporate debt - continued
PVTPL CMO WFRBS COML MTG SER-2014-C21 CL-ASBF FLTG 08-16-2047 BEO		169
PVTPL GPMT 2021-FL3 LTD/GPMT 2021-FL3 LLC SR SECD NT CL A FLTG 07-16-2035		1,302
PVTPL HALSEYPOINT CLO II LTD SR 20-2A CL A1 FLTG 07-20-2031		3,736
PVTPL JACKSON NATIONAL LIFE GLBL FUNDING FLTG RT 06-28-2024		2,600
PVTPL KKR CLO 9 LTD / KKR CLO 9 LLC 15/07/2030 VAR RT DUE 07-15-2030 BEO		2,747
PVTPL MAGALLANES INC 3.428% 03-15-2024 BEO		680
PVTPL MAGALLANES INC FLTG RT 03-15-2024		1,096
PVTPL MAGNETITE XVIII LTD/MAGNETITE XVIII LL SR16-18A CL AR2 VAR RT 11-15-2028		286
PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE LO SR 20-FL4 CL A VAR RT DUE 11-15-2035		1,709
PVTPL NAVIENT PRIVATE ED REFI LN TR 2021-G CL A 1.58% DUE 04-15-2070 BEO		1,668
PVTPL NAVIENT PRIVATE ED REFI LN TR SRS 20-HA CL A 1.31% DUE 01-15-2069		1,132
PVTPL NAVIENT STUDENT LN TR 2014-1 SR 22-A CL A 2.23% 07-15-2070		1,235
PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO		1,874
PVTPL OCTAGON INVT PARTNERS XXI LTD/OCTAGON SR SECD NT 02-14-2031		3,449
PVTPL PALMER SQUARE LN FDG 2020-1 CL A1 FLTG RT DUE 02-20-2028		1,466
PVTPL PALMER SQUARE LN FDG 2021-3 LTD/SR SECD NT CL A-1 FLTG 5.04257% 07-20-2029		2,843
PVTPL PALMER SQUARE LOAN FUNDING LTD SER 21-4A CL A1 FLTG RT 10-15-2029 BEO		2,076
PVTPL SOUND PT CLO XVI LTD/SOUND PT CLO XVI VAR RT DUE 07-25-2030 BEO		1,969
PVTPL STANDARD CHARTERED PLC NT FLTG RATE 11-23-2025		4,469
PVTPL STRATUS CLO 2021-3 LTD/STRATUS CLO202 SR 21-3A CL A VAR RT DUE 12-29-2029		267
PVTPL TCW CLO SER 18-1A CL A1R FLTG 04-25-2031 BEO		295
PVTPL UBS AG LONDON BRH 09/02/2024 4.95604% DUE 02-09-2024 BEO		697
PVTPL VENTURE CLO LTD SR 17-28A CL A2R VAR RT 07-20-2030		3,728
PVTPL VIBRANT CLO VI LTD SER 17-6A CL AR FLTG 06-20-2029		1,735
PVTPL VMC FIN 2021-FL4 LLC SR SECD NT CLA 144A FLTG RATE VAR RT DUE 06-16-2036		965
READY CAP MTG FING FLTG RT 5.84529% DUE 04-25-2038		1,424
SARANAC CLO VI LTD / SARANAC CLO VI 6.29371% 08-13-2031		1,865
SOFI PROFESSIONAL LN PROGRAM 2020-C POSTGRADUATE LN AST BKD NT 1.95% 02-15-2046		1,233
SOUND PT CLO XV LTD / SOUND PT CLO SR SECD NT CL A-RR 144A 5.71529% 01-23-2029		2,955
SOUTHERN CALIF EDISON CO 1ST & REF MTG SER 2021 FLTG 5.136515% 04-03-2023		4,493
TOWD PT MTG TR 2021-1 NT CL A1 144A 2.25% 11-25-2061		2,098
TOYOTA AUTO RECEIVABLES OWNER TRUST SER 22-D CL A2B FLTG RT 01-15-2026		3,909
TRANSCANADA PIPELINES LTD DISC COML PAPER 4/2 YRS 3&4 CPN 01-19-2023		4,488
VW CR INC DISC COML PAPER 4/2 YRS 2&4 01-26-2023		7,074
WALGREENS BOOTS ALLIANCE DISC COML PAPER4/2 YRS 3&4 01-18-2023		7,879
WARNERMEDIA HLDGS INC SR NT 3NC1 144A 3.788% 03-15-2025		859
WELLS FARGO & CO MEDIUM TERM SR NTS BOOKVAR RT DUE 04-25-2026/04-25-2025		2,293
WFRBS COML MTG TR 3.337% DUE 06-15-2046		3,659
Total Corporate debt		239,076

Government debt
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		509
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		1,072
GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066		98
UNITED STATES TREASURY BILLS 05-11-2023		330
UNITED STATES TREASURY NOTES .875% 12-15-2024		4,402
UNITED STATES TREASURY NOTES 30/11/2023 .5% DUE 11-30-2023 BEO		195,404
UNITED STATES TREASURY NOTES 4.25% 09-30-2024		58,922
Total Government debt		260,737

Private 40-Act mutual fund
PIMCO Short-Term Floating NAV Portfolio II		477,645

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value
Certificate of deposit
TORONTO DOMINION BK N Y BRH INSTL DTD 10-19-2022 CTF DEP VAR RT 04-21-2023		2,501

Other
BUY TO OPEN REPO W/BNP PARIB 4.32% FROM 12-30-2022 TO 01-03-2023		2,300
DOMESTIC MASTER RECEIVABLE FROM TD		300
FORWARDS RECEIVABLE FROM CREDIT SUISSE AG NEW YORK BRANCH		340
Total Other		2,940

*Loans to participants, 3.00% to 7.00%		89,059

		$13,221,579

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2022 and 2021

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 23, 2023

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021
(Dollars in thousands)

	2022	2021
Assets
Cash	$5	$9
Investments, at fair value	204,193	242,246
Notes receivable from participants	4,359	4,518
Due from brokers	-	1
Accrued interest income	33	4

Total assets	208,590	246,778

Liabilities
Due to brokers	1	303

Total liabilities	1	303

NET ASSETS AVAILABLE FOR BENEFITS	$208,589	$246,475

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2022
(Dollars in thousands)

Additions
Contributions
Employer	$2,290
Participant	4,995
Rollovers	119

Total contributions	7,404

Investment (loss) income
Net depreciation in fair value of investments	(35,786)
Interest and dividends	3,481

Net investment loss	(32,305)

Interest income on notes receivable from participants	159

Net additions	(24,742)

Deductions
Benefits paid to participants	13,111
Other expenses	33

Total deductions	13,144

NET DECREASE	(37,886)

Net assets available for benefits
Beginning of year	246,475

End of year	$208,589

The accompanying notes are an integral part of these statements.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2022 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65.

Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in matching contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2022, approximately $71,500 of forfeitures were used to reduce employer contributions. Forfeitures totaling approximately $113,400 and $181,000 were available at the end of 2022 and 2021, respectively.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Interest, dividends and other earnings will continue to accrue on any deferred amounts prior to distribution.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Participants are permitted to make redemptions from the funds on a daily basis. Certain funds require five days’ notice for a Plan level redemption.

The following tables summarize the basis used to measure investments at fair value at December 31, 2022 and 2021 (dollars in thousands):

	Basis of Fair Value Measurement
2022	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$99,063	$-	$-	$-	$99,063
Mutual funds	36,775	-	-	-	36,775
Collective trust funds	-	-	-	68,355	68,355
Total investments at fair value	$135,838	$-	$-	$68,355	$204,193

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2021	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$115,446	$-	$-	$-	$115,446
Mutual funds	45,416	-	-	-	45,416
Collective trust funds	-	-	-	81,384	81,384
Total investments at fair value	$160,862	$-	$-	$81,384	$242,246

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2022 and 2021 is presented below:

	2022	2021
Abbott common shares, 587,473 and 594,382 shares, respectively (dollars in thousands)	$64,499	$83,653
Market value per share	$109.79	$140.74

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Custodian. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2022, the Plan received $1,112,000 in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2022 and 2021

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2022 through the date these financial statements were issued. Management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

13

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
Common stock - employer securities
*Abbott Laboratories, common shares		$64,499

Common stock
AbbVie Inc., common stock		34,564
Total Common stock		99,063

Mutual funds
American Funds EuroPacific Growth Trust		4,874
American Funds The Growth Fund of America Trust		12,174
American Funds Washington Mutual Investors Trust		3,283
PIMCO All Asset Fund		2,681
PIMCO Short Asset Investment Fund		10,372
Vanguard Mid-Cap Value Index Fund Admiral		3,391
Total Mutual funds		36,775

Collective trust funds
Blackrock International Opportunities Fund		1,814
GW&K Small-Mid Cap Core Equity Fund		3,451
*Northern Trust Collective ACWI ex-U.S. Index Fund		672
*Northern Trust Collective Short Term Investment Fund		184
PIMCO Total Return Collective Trust Fund		2,060
SSGA Russell Small/Mid Cap Index Fund		3,494
SSGA S&P 500 Index Fund		13,419
SSGA U.S. Bond Index Fund		812
SSGA Target Retirement 2020		4,352
SSGA Target Retirement 2025		7,123
SSGA Target Retirement 2030		8,403
SSGA Target Retirement 2035		5,546
SSGA Target Retirement 2040		5,254
SSGA Target Retirement 2045		3,814
SSGA Target Retirement 2050		2,170
SSGA Target Retirement 2055		1,275
SSGA Target Retirement 2060		349
SSGA Target Retirement 2065		54
SSGA Target Retirement Income		4,109
Total Collective trust funds		68,355

*Loans to participants, 3.25% to 7.00%		4,359

		$208,552

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

15

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 23, 2023	By:	/s/ Sean J. Treacy
Sean J. Treacy
Plan Administrator